ProSharesTM

ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000

Bethesda, MD 20814-6527

Phone: 240.497.6400

Fax: 240.497.6530

September 24, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the “Trust”)
(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the Trust pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) is Post-Effective Amendment No. 25 under the Securities Act and Amendment No. 32 under the 1940 Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The primary purpose of this filing is to add one new series to the Trust, ProShares RAFI US Equity Long/Short.

The form and text of the Prospectus included in the Amendment, other than information related to the underlying index, and the form and text of the SAI are substantially the same as the disclosure contained in the currently effective registration statement for the Trust with respect to its series Credit Suisse 130/30. The Staff previously reviewed the disclosure regarding Credit Suisse 130/30 when that series was initially registered with the Commission in Post-Effective Amendment No. 15 under the Securities Act and Amendment No. 22 under the 1940 Act to the Trust’s Registration Statement on Form N-1A (Accession No. 0001193125-09-148055) (July 13, 2009). Accordingly, we request that the Staff use the limited review procedure of 1933 Act Release No. 6510 (February 15, 1984) in reviewing the Amendment.

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6539.

Sincerely

/s/ Amy R. Doberman
Amy R. Doberman
General Counsel